EXHIBIT 99.1

Internet Gold – Golden Lines Ltd. (the “Company”) (NASDAQ and TASE: IGLD) today announced the results of an Extraordinary General Meeting of Shareholders held on December 15, 2011 at 10:00 a.m. (Israel time) at 2 Dov Friedman Street, Ramat Gan 52503, Israel.  At the meeting, the Company's shareholders approved the following proposals submitted for shareholder approval:

•	approval of the terms of retirement of Mr. Eli Holtzman, the Company's former chief executive officer.

•	approval and adoption of Amended Articles of Association of the Company.

•
approval of a form of indemnification agreement for directors and officers of the Company (including directors and officers who are deemed to be controlling shareholders or relatives of controlling shareholders, within the meaning of the Israeli Companies Law, and directors and officers with respect to whom a controlling shareholder has a personal interest in their receiving an indemnification letter).

•
approval of a form of exemption agreement for directors of the Company who are not deemed to be controlling shareholders or relatives of controlling shareholders, within the meaning of the Israeli Companies Law, and directors with respect to whom a controlling shareholder does not have a personal interest in their receiving an exemption letter.

The Company’s shareholders did not approve a form of exemption agreement for directors and officers of the Company who are deemed to be controlling shareholders or relatives of controlling shareholders, within the meaning of the Israeli Companies Law, and directors and officers with respect to whom a controlling shareholder has a personal interest in their receiving an exemption letter.